Exhibit 12.1

HUNTSMAN INTERNATIONAL LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed Charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$236	$230	$209	$241	$264
Interest portion of rent expense	32	32	31	30	30
Total fixed charges	$268	$262	$240	$271	$294
Earnings:
Pretax income from continuing operations less equity income	$170	$403	$281	$552	$362
Fixed charges	268	262	240	271	294
Amortization of capitalized interest	4	3	3	3	3
Less:
Interest capitalized	(22)	(16)	(7)	(3)	(2)
Total earnings plus fixed charges	$420	$652	$517	$823	$657
Ratio of earnings to fixed charges	1.6	2.5	2.2	3.0	2.2
Deficiency of earnings to fixed charges	$—	$—	$—	$—	$—